RESIGNATION

Effective immediately, the undersigned, Katherine Mostert, hereby resigns as Treasurer of Noble Quests, Inc., a Nevada corporation (the "Company"), due to the due to the expansion and international focus of the business operations that the Company will be taking following the completion of the Share Exchange Agreement between the Company, Well Chance Investments Limited, a BVI corporation ("Well Chance"), and the sole shareholder of Well Chance.

DATED this 31 day of January, 2008.

Katherine Mostert